UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Noble Roman's, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

655107100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)

December 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 655107100

1	NAME OF REPORTING PERSON: RED ALDER MASTER FUND L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-1059815
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,271,503
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,271,503
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,271,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%
14	TYPE OF REPORTING PERSON PN

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CUSIP No.: 655107100

1	NAME OF REPORTING PERSON: RED ALDER GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 45-5297207
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,271,503
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,271,503
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,271,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%
14	TYPE OF REPORTING PERSON OO

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CUSIP No.: 655107100

1	NAME OF REPORTING PERSON: SCHUSTER TANGER I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,271,503
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,271,503
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,271,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.35%
14	TYPE OF REPORTING PERSON IN

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CUSIP No.: 655107100

ITEM 1.	SECURITY AND ISSUER:

This statement relates to the common stock, no par value (the Shares), of Noble Romans, Inc. (the Issuer). The address of the principal executive offices of the Issuer is One Virginia Avenue, Suite 300, Indianapolis, Indiana 46204.

ITEM 2.	IDENTITY AND BACKGROUND:

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the Amendment No. 1). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Item 3 is hereby amended and restated to read as follows:

The Shares owned by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,271,503 Shares beneficially owned by the Fund is approximately $ 2,249,960, excluding brokerage commissions.

ITEM 4.	PURPOSE OF TRANSACTION:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each Reporting Person is based upon 20,030,087 Shares outstanding as of November 3, 2014, which is the total number of Shares outstanding as reported in the Issuers Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

As of the close of business on December 29, 2014, the Fund beneficially owned 1,271,503 Shares, constituting approximately 6.35% of the outstanding Shares. Red Alder GP, as the managing member of the Fund, and Mr. Tanger, as the managing member of Red Alder GP, may be deemed to beneficially own the Shares owned by the Fund.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b) The Fund, Red Alder GP and Mr. Tanger have the sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,271,503 Shares held by the Fund.

(c) The transactions in the Shares on behalf of the Fund in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RED ALDER MASTER FUND L.P.

Dated: December 29, 2014	By:	/s/ Schuster Tanger
	Name:	Schuster Tanger on behalf of Red Alder GP, LLC, its general partner
	Title:	Managing Member of GP

RED ALDER GP, LLC

Dated: December 29, 2014	By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

SCHUSTER TANGER

Dated: December 29, 2014	By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
Title:

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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CUSIP No.: 655107100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

Red Alder Master Fund L.P.

3,700	1.60	10/9/2014
4,000	1.60	10/10/2014
3,700	1.60	10/13/2014
23,000	1.60	10/14/2014
2,900	1.60	10/15/2014
11,852	1.60	10/16/2014
2,000	1.60	10/17/2014
13,400	1.60	10/21/2014
3,400	1.60	10/22/2014
700	1.60	10/23/2014
1,698	1.60	10/24/2014
1,900	1.60	10/27/2014
2,500	1.60	10/28/2014
1,330	1.60	10/31/2014
600	1.60	11/3/2014
4,000	1.60	11/5/2014
30,670	1.60	11/7/2014
20,744	1.60	11/12/2014
50,000	1.60	11/13/2014
112,037	1.60	11/14/2014
61,200	1.60	11/14/2014
25,000	1.79	11/21/2014
25,000	1.81	11/24/2014
25,000	1.86	11/25/2014
25,000	1.96	11/26/2014
25,000	2.09	11/28/2014
25,000	1.98	12/1/2014
303	2.03	12/2/2014
25,000	2.03	12/3/2014
10,000	2.08	12/4/2014
25,000	2.04	12/5/2014

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CUSIP No.: 655107100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock, no par value, of Noble Roman’s, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

RED ALDER MASTER FUND L.P.

Dated: December 8, 2014	By:	Red Alder GP, LLC, its general partner

	By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

RED ALDER GP, LLC

By:	/s/ Schuster Tanger
Name:	Schuster Tanger
Title:	Managing Member

By:	/s/ Schuster Tanger
Name:	Schuster Tanger

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